SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004

CIMATRON LIMITED

(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

CIMATRON LIMITED REPORTS 2004 FIRST QUATER RESULTS

May 12, 2004

Cimatron reports a net profit of $10K in the first quarter compared to a loss of $219K in Q1 2003. Operational result shows a reduction of the loss from $417K in Q1 2003 to $79K in Q1 2004.

Givat Shmuel, Israel, – May 12, 2004 – Cimatron Limited (NASDAQ: CIMT), a leading developer of CAD/CAM solutions for the tooling industry, today announced its results for the first quarter ending March 31, 2004.

The significant improvement of the results is due to an increase of 5.3% in revenue and an increase of 8% in the gross margin, while keeping expenses at the same level.

First quarter revenues were $5.37 million, an increase of 5.3% from $5.1 million for the same quarter last year. The company has reached a profit of $10K as opposed to the net loss of $219K in Q1 2003. Operational loss was reduced to $79K as opposed to $417K in Q1 2003 (improvement of 81%). The quarterly gross profit was $4.26 million (79.4 % of revenues), up 8.2% from a gross profit of $3.9 million (77.2% of revenues) for the same quarter last year.

Selling, general and administrative expenses were $3.1 million, up from $2.98 million for the same period a year ago, mainly due to the continuation of investment in Cimatron’s international marketing channels. Research and development expenses were $1.24 million, compared to $1.38 million in the first quarter of 2003. Operating loss was significantly lower at $79,000, compared to an operating loss of $417,000 for the first quarter 2003.

Net profit for the quarter was $10,000, compared with a net loss of $219,000 (or a loss of 3 cents per share) for the first quarter of 2003.

Zvika Naggan, President and Chief Executive Officer of Cimatron commented, “We achieved modest growth in the first quarter of 2004. This was accomplished due to the hard work and efforts of the entire company led by its new management team. We are pleased to see the market’s appreciation of Cimatron E 5.1, our flagship product, and QuickNC 4.1, our innovative NC solution package. We will continue to invest our efforts in the tooling market by enhancing our own software solutions, as well as seek out partnerships for complementary products that will enable us to offer complete solutions to our customers, through our strong worldwide distribution channels”.

About Cimatron

Cimatron Ltd. (NASDAQ: CIMT) is a leading developer of integrated CAD/CAM solutions for the tooling industry. Through its Data-to-Steel product philosophy, Cimatron is committed to providing mold, tool and die makers with comprehensive, cost-effective solutions that streamline manufacturing cycles, enable collaboration with outside vendors, and ultimately shorten product delivery time. Worldwide, more than 8,500 customers, with over 17,000 installations in the automotive, consumer plastics, and electronics industries, employ Cimatron’s leading CAD/CAM solutions for manufacturing. Founded in 1982, Cimatron Ltd. is publicly traded on the NASDAQ exchange under the symbol CIMT. Cimatron’s subsidiaries and extensive distributor network are located in over 35 countries to serve customers worldwide with complete pre- and post-sales support. For more information, visit our web site at http://www.cimatron.com.

Company Contact
Eli Gendler, CFO
Cimatron Ltd.
972-3-531-2121
elig@cimatron.com

This release contains certain forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the Company’s control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission.

[Financial Tables Follow]

CIMATRON LIMITED
CONSOLIDATED BALANCE SHEETS
(in thousands)

	March 31, 2004	December 31, 2003
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Total cash, cash equivalents and short-terms investments	$10,258	$9,482
Other current assets	6,933	6,575
Total current assets	17,191	16,057
Deposits with insurance companies and severance pay fund	2,855	3,045
Net property and equipment	1,002	1,092
Total other assets	2,092	2,192
Total assets	$23,140	$22,386
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short term bank credit	$500	$500
Other current liabilities	5,915	4,918
Total current liabilities	6,415	5,418
Accrued severance pay	3,239	3,447
Total shareholders' equity	13,486	13,521
Total liabilities and shareholders' equity	$23,140	$22,386

CIMATRON LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

	Three months ended March 31,
	2004	2003
	(Unaudited)

Total revenue	5,370	5,102
Total cost of revenue	1,106	1,162
Gross profit	4,264	3,940
Research and development expenses, net	1,244	1,377
Selling, general and administrative expenses	3,099	2,980
Operating loss	(79)	(417)
Net income (loss)	$10	$(219)
Net income (loss) per share	-	$(0.03)
Weighted average number of
shares outstanding	7,835	7,848

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED BY: /S/ Eli Gendler —————————————— Eli Gendler Chief Financial Officer

Dated: May 17, 2004